Exhibit 17.1

Mr. John Ballantine                                                February 14, 2014
Chairman
Healthways, Inc
701 Cool Springs Blvd
Franklin, TN

Dear John,

It is with great regret that I resign from the Board of Directors of Healthways, Inc effective immediately.

Over the last 3 years, I have tried directly through you, at board meetings and directly with our CEO to have the necessary steps taken to improve the company's unacceptable operating and financial performance.

Healthways is very well positioned strategically, has many great and dedicated people and can still become not just a good but a great company. As a director and shareholder, I do not believe this can be accomplished without changes in company focus and direction. I am no longer willing to continue as a director and watch this company fail to meet its potential and the reasonable expectations of its shareholders.

Sincerely,

/s/ Thomas G. Cigarran
Thomas G. Cigarran